SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No      X

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 8, 2005 filed by the Company with the Comisión Nacional de Valores:

By letter dated September 8, 2005, the Company reported:

We address you on behalf of IRSA Inversiones y Representaciones Sociedad Anónima pursuant to Section 62 of the Regulations of said Stock Exchange in connection with the year ended June 30, 2005:

IRSA Inversiones y Representaciones Sociedad Anónima

June 30, 2005 and 2004

1. Results for the period
(Fiscal years ended June 30, 2005 and 2004)
	In thousand of $
	06/30/05	06/30/04
Ordinary	103,245	87,862
Extraordinary	—	—

Income for the year	103,245	87,862

2. Breakdown of Shareholders’ Equity
Subscribed capital	357,267	248,803
Treasury stock	—	—
Comprehensive capital adjustment	274,387	274,387
Comprehensive adjustment of treasury stock	—	—
Additional paid-in capital	676,171	595,505
Legal reserve	19,447	19,447
Retained earnings	(75,043)	(178,288)

Total Shareholders’ Equity	1,252,229	959,854

Pursuant to section o) of the Regulations aforementioned, we inform that as of year-end, the capital stock of the COMPANY is $357,266,448 – whose share structure is divided in 357,266,448 – nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote, which are not held by controlling shareholders or groups.-

The principal shareholder of the Company is Cresud S.A.C.I.F. y A. with 77,848,141 shares, which represent 21.8% of the issued and outstanding capital stock.-

Furthermore, we inform that as of June 30, 2005, deducting Cresud’s holding, the other shareholders hold 279,418,307 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote, which are not within the group of principal shareholders, which represent 78.2% of the issued and outstanding capital stock.-

It is worth remembering here that in November 2002, the company issued convertible Notes that also have an option to purchase additional shares. In case that all the holders convert their notes, the number of shares would increase to 464,556,780 shares, and in case that the holders also exercise their options, the number of shares would increase to 578,971,685. Considering its holding as of June 30, 2005, if Cresud S.A.C.I.F. y A. exercises the right to convert its IRSA notes as the rest of the holders, its holding would increase to 31.2%, namely 144,891,986 shares and if it exercises its options as the rest of the holders its holding would increase to 36.6%, namely 211,935,836 shares.

Below are the main results for the year:

•	Net income for fiscal year 2005 was Ps. 103.2 million, a 17.5% higher than fiscal year 2004. Operating income increased 33.5%, from Ps. 105.8 million in fiscal year 2004 to Ps. 141.2 million in 2005.

•	Average occupancy in our Class A buildings fully recovered throughout the year, reaching 97% compared to 87% in the previous year.

•	Occupancy at our shopping centers reached 98.4%, while our tenants’ sales increased 33.4%.

•	We increased our interest in Mendoza Plaza Shopping S.A. to a 85.4% controlling stake. We also opened Alto Rosario, our ninth Shopping Center, located in the City of Rosario, province of Santa Fe.

•	We made progress in the execution of various projects, such as Benavidez, Edificios Cruceros 1 and 2, San Martín de Tours, Torres Renoir in Dique 3 and the recent purchase of the Microsoft Building for office lease. In the future we plan to engage in other large-scale projects in Buenos Aires and the country’s interior.

•	During fiscal year 2005, our financial debt decreased by US$ 28.5 million as a result of the conversion of Notes. Additionally, US$ 36.6 million were received as cash proceeds from the exercise of warrants.

•	APSA restructured a significant portion of its financial debt, aligning maturities to cash flow generation and obtaining substantial reductions in the Company’s annual financial cost through the reduction in interest rates and extension in repayment terms.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 9, 2005